Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

VIA EDGAR

September 29, 2025

Re:	EQT Private Equity Company LLC

Post-Effective Amendment No. 3 to Registration Statement on Form 10-12G

Filed April 25, 2025

File No. 000-56683

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Private Equity Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 4”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on August 30, 2024. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated August 29, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 4. The response and information described below are based upon information provided to us by the Company.

Item 1. Business

The Manager, page 3

1.

Comment: We note your response to prior comment 3 in your response letter dated August 5, 2025. We also note your reliance on the manager’s experience and past performance history throughout the filing. For example, on page 4 you describe EQT’s “track record of almost three decades of delivering attractive returns, and has made investments across multiple geographies, sectors and strategies” and its advisory services over “approximately $34 billion of assets.” Further, you disclose on page 5 that you expect that you will own nearly all your portfolio companies through joint ventures alongside one or more EQT vehicles. Given your reliance on the manager’s performance, experience and expertise, please revise the registration statement to include the manager’s performance history.

Securities and Exchange Commission	2	September 29, 2025

Response:

In response to the Staff’s comment, the Company has revised its disclosures on page 4 of Post-Effective Amendment No. 4.

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Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (617) 778-9004, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	EQT Private Equity Company LLC

 Gautam Nadella

Simpson Thacher & Bartlett LLP

 Rajib Chanda

 Mark Brod

 Nathan Somogie

 Nicholas Ridley